Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

July 24, 2024
VIA EDGAR TRANSMISSION
Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Hood River New Opportunities Fund (the “Fund”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Dear Mr. Be:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 147 to the Trust’s Registration Statement on Form N-1A filed May 21, 2024 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please provide a completed fee table and expense examples prior to the effective date. Please also supplementally confirm the date for the fee waiver agreement in a footnote underneath the fee table.
Response:     Please see Appendix A attached hereto. The Trust supplementally confirms that the fee waiver agreement will be in effect through at least August 5, 2027.
Comment 2.Under the “Fund Summary — Principal Investment Strategies” section, in the first paragraph, briefly explain the context and the conditions under which the Fund may invest in derivative investments that are tied economically to small and mid-cap companies.
Response:     The Trust responds by revising the second sentence under “Fund Summary – Principal Investment Strategies” as follows:

“Although the Fund does not invest in derivatives as part of its principal investment strategy, the Fund may occasionally invest in derivative investments that are tied economically to small and mid-cap companies when it is deemed to be in the best interest of shareholders, such as to reposition the portfolio in response to a significant macro event”
Comment 3.Under the “Fund summary — Principal Investment Strategies” section, in the first paragraph, briefly explain the conditions under which the Fund may invest in stocks of companies in other capitalization ranges.
Response:     The Trust responds by revising the third sentence under “Fund Summary – Principal Investment Strategies” as follows:
“The Fund may also hold stocks of companies in other capitalization ranges at times, such as when a stock in the Fund’s portfolio experiences significant market appreciation.”
Comment 4.Under the “Fund Summary — Principal Investment Strategies” section, in the fifth paragraph beginning with, “In selecting securities…” please summarize the Fund’s principal policies, practices, or techniques used to achieve its investment objectives, including the types of data and analysis used. For example, to the extent the Fund follows a “value strategy,” please discuss how it determines a security has “attractive valuation.”
Response:     The Trust responds by revising the fourth paragraph under “Fund Summary – Principal Investment Strategies:”
“In selecting securities for the Fund, the research process utilized by Hood River begins by screening a universe of small and mid-cap stocks with market capitalizations generally within the market capitalization range for the Russell 2500 Growth Index at the time of purchase and which exhibit strong growth characteristics and attractive valuation relative to underlying profitability. In order to identify companies with such attributes, Hood River conducts fundamental analysis to identify companies with the following characteristics: growing revenues; stable or expanding margins; low debt levels; solid cash flows; and high or potentially high returns on capital. Hood River also engages in discussions with management, customers, suppliers, competitors, and industry experts to forecast financial metrics for a potential investment target. A valuation analysis is performed to see whether the stock is attractively priced relative to its industry, historical range, and the overall market. Hood River performs additional research of the most promising stocks to uncover those companies with solid management that have executed well over time, strengthening competitive positions, and positive business and market trends. The Fund’s portfolio will consist of companies for which Hood River has conviction in its own proprietary estimates and believes that they are significantly higher than consensus estimates.
Comment 5.Under the “Fund Summary — Principal Investment Strategies” section, the sixth paragraph states “The Fund maintains a portfolio of approximately [ ]-[ ] stocks, which is constructed with the overall goal of mitigating risk.” Please advise what this range will be. In the future, please do not leave such matters blank.
Response:     The Trust notes that the range will be approximately 80-120 stocks and confirms that it will not leave this matter blank in future filings.
Comment 6.Under the “Fund Summary – Principal Investment Strategies” section, in the sixth paragraph, please describe briefly what “position and sector sizing limits” are as described in the third sentence.
Response:     The Trust responds by revising the third sentence under “Fund Summary – Principal Investment Strategies” as follows:
“Portfolio risk is addressed through a position limit of 7% of the Fund’s assets based on cost, and a sector sizing limit of typically within 1500 basis points relative to the Russell 2500 Growth Index for the largest sectors, which include consumer, healthcare, industrials, and technology.”
Comment 7.Under the “Fund Summary — Principal Risks” section, within “Sector Emphasis Risk,” please briefly describe what “industrials” are as discussed in the third paragraph.
Response:     The Trust responds by adding the following sentence after the first sentence in the third paragraph of “Sector Emphasis Risk:”
“’Industrials’ is a broad category, which includes, but is not limited to, commercial and professional services, capital goods, and transportation companies.”
Comment 8.Under the “Fund Summary -- Principal Risks” section, within “Valuation Risk,” please revise as the language appears to be aimed more toward Market Risk than Valuation Risk.

Response:     The Trust responds by revising the “Valuation Risk” within the “Fund Summary -- Principal Risks” as follows:
The Fund could suffer losses or produce poor results relative to other funds, even in a rising market, if the Adviser’s determination that a company’s “value” or prospects for exceeding earnings expectations or market conditions is wrong. The sale price the Fund could receive for any particular portfolio investment may differ from the Fund’s valuation of the investment, particularly for securities that trade in thin or volatile markets or that are valued using a fair value methodology.
Comment 9.Under the “Fund Summary — Principal Risks” section, as the ETF Risk factor appears largely duplicative of “Other Investment Companies Risk,” please consider consolidating or distinguishing between these two risks.
Response:     The Trust has removed and consolidated the duplicative language and has revised the two risk factors as follows:
Other Investment Companies Risk:  The risk of owning an investment company generally reflects the risks of owning the underlying investments the investment company holds. You will indirectly bear fees and expenses charged by underlying investment companies (mutual funds and ETFs), in addition to the Fund’s direct fees and expenses.  As a result, your cost of investing in the Fund will be higher than the cost of investing directly in the underlying investment company shares.
ETF Risk: The Fund will incur brokerage costs when it purchases and sells ETFs. ETFs may trade at a discount or premium to net asset value.
Comment 10.Under the “Prior Related Performance for Similar Accounts” section, please disclose that the performance includes all accounts that are substantially similar to the Fund. If not all accounts, please explain supplementally why the accounts were excluded and represent that the exclusion of accounts would not materially affect the performance or cause the performance presentation to be misleading
Response:     The Trust responds by revising the first sentence under the “Prior Related Performance for Similar Accounts” section as follows:
“The performance information shown below represents the performance of all accounts managed by Hood River with substantially similar investment objectives, policies, and investment strategies as the Fund, known as the Small/Mid-Cap Growth Composite.”

Comment 11.Under the “Prior Related Performance For Similar Accounts” section, please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.
Response:     The Trust confirms supplementally that the Adviser maintains the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act, on behalf of the Fund.
Comment 12.Under the “Prior Related Performance For Similar Accounts” section, the fifth paragraph states that “Net returns presented are net of advisory fees and transaction costs.” Please confirm supplementally that the presentation is net of all actual fees and expenses (not just advisor fees and transaction costs).
Response:     The Trust confirms supplementally that the Adviser has confirmed that the presentation is net of all actual fees and expenses, with the exception of custodial fees.
If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Very truly yours,
/s/ Amber C. Kopp
Amber C. Kopp
Assistant Vice President

Appendix A

FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):	Institutional Shares	Investor Shares[1]	Retirement Shares[1]
Management Fees	0.75	0.75	0.75
Distribution (12b-1) and/or Service Fees	None	0.25%	None
Shareholder Servicing Fees[2]	0.10%	0.10%	None
Other Expenses[3]	None	None	None
Total Annual Fund Operating Expenses	0.85%	1.10%	0.75%
Fee Waivers/Expense Reimbursements[4]	None	-0.25%	None
Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursements	0.85%	0.85%	0.75%
1 Investor Shares are not currently offered.
2 The Fund has implemented a Shareholder Servicing Plan on behalf of its Institutional and Investor Shares that allows the Fund to make payments of up to 0.10% for Institutional and Investor Shares to financial intermediaries and other service providers for Institutional and Investor shareholders in return for shareholder servicing and maintenance of Institutional and Investor shareholder accounts.
3 As the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.
4 Hood River Capital Management LLC (“Hood River” or the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive a portion of its fees and reimburse certain expenses for the Fund to ensure that Total Annual Fund Operating Expenses (excluding taxes, Rule 12b-1 fees, shareholder servicing fees, extraordinary expenses, brokerage commissions, interest and acquired fund fees and expenses (collectively, “Excludable Expenses”)) do not exceed 0.85% of the Fund’s average daily net assets, through at least August 5, 2027, unless terminated sooner by, or with the consent of, the Fund’s Board of Trustees (the “Board”). To the extent the Fund incurs Excludable Expenses, Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursements will be greater than 0.85%. The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for up to three years from the date such fees and expenses were waived or paid, if such reimbursement will not cause the Fund’s total expense ratio to exceed the expense limitation in place at the time of the waiver and/or expense payment and the expense limitation in place at the time of the recoupment.

EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement agreement discussed in the table above is reflected in the Example. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Institutional Shares	$97	$844
Investor Shares	$122	$918
Retirement Shares	$87	$814